UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): November 4, 2021

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On November 4, 2021, Denbury Inc. issued a press release announcing its 2021 third quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 4, 2021.
104	The cover page has been formatted in Inline XBRL.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 4, 2021	By:	/s/ James S. Matthews
		James S. Matthews
		Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury Reports Third Quarter 2021 Results

PLANO, Texas – November 4, 2021 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided results for the third quarter of 2021.

FINANCIAL AND OPERATING HIGHLIGHTS

	3Q 2021		YTD 2021	
(in thousands, except per-share and volume data)	Total	Per Diluted Share	Total	Per Diluted Share
Net Income (Loss)	$82,708	$1.51	$(64,629)	$(1.27)
Adjusted net income[1][2] (non-GAAP)	40,360	0.74	95,976	1.80
Adjusted EBITDAX[1] (non-GAAP)	80,587		234,956	
Cash flows from operations	104,019		247,557	
Adjusted cash flows from operations[1] (non-GAAP)	77,550		229,291	
Development capital expenditures	99,640		173,821	
Average daily sales volumes (BOE/d)	49,682		48,732	
Blue Oil (% oil volumes using industrial-sourced CO_2)	25%		24%	
Industrial-sourced CO_2 injected (thousand metric tons)	862		2,430	

- Progressed installation of the 105-mile extension of the Greencore CO_2 Pipeline to the Cedar Creek Anticline ("CCA") EOR project ahead of plan, with completion expected before the end of November 2021.

- Completed the Oyster Bayou A1 CO_2 development expansion with initial production commencing late in the third quarter.

- Reduced total debt by $52 million during the third quarter, exiting the quarter with no outstanding long-term debt and liquidity of $565 million.

- Issued Denbury's 2021 Corporate Responsibility Report, highlighting the Company's net negative combined Scope 1 and 2 CO_2 emissions for 2019 and 2020 and its target to be fully negative through Scope 3 within this decade.

---

(1)   A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(2)   Calculated using weighted average diluted shares outstanding of 54.7 million and 53.4 million for the three and nine months ended September 30, 2021, respectively.

RECENT CCUS HIGHLIGHTS

- Executed a term sheet with Mitsubishi Corporation for the transport and storage of CO_2 captured from Mitsubishi's proposed ammonia project along the U.S. Gulf Coast. The agreement covers a 20-year period, and Mitsubishi's project is targeted to produce associated CO_2 emissions of approximately 1.8 million metric tons per year ("MMTPA"), beginning in the latter half of the decade.

- Commenced a joint evaluation with Mitsui E&P USA LLC of potential opportunities across the U.S. Gulf Coast to develop carbon-negative oil assets utilizing anthropogenic CO_2. As part of the evaluation, the parties seek to jointly pursue CO_2 offtake opportunities from Mitsui's potential projects along the U.S. Gulf Coast.

- Announced joint development of a Texas Gulf Coast sequestration site with Gulf Coast Midstream Partners. Located in close proximity to Denbury's existing CO_2 Green Pipeline, the location has the potential to store up to 400 million metric tons of CO_2 at a rate of up to 9 MMTPA. The EPA Class VI permitting process has been initiated and sequestration is estimated to be available by early 2025.

EXECUTIVE COMMENT

Chris Kendall, the Company's President and CEO, commented, "Denbury's strong operational execution and continued safety focus, combined with support from higher oil prices, delivered exceptional results for the third quarter. We advanced both near and long-term resource development projects, and I am particularly proud that the CCA CO_2 development, the largest tertiary project in Denbury's history, is ahead of schedule with zero recordable safety incidents incurred to date."

"The third quarter was also a significant period for our CCUS business, as the initial term sheets we executed represent the first steps towards solidifying this substantial growth opportunity for our Company. We have advanced negotiations for additional CO_2 transport and storage arrangements, and I remain confident in further announcements by the end of 2021. Our successes in 2021 have set the stage for a very exciting future, as we execute on our strategy to grow the CCUS opportunity while maintaining a strong EOR-focused production business."

FINANCIAL AND OPERATING RESULTS

Total revenues and other income in the third quarter of 2021 were $344 million, a 14% increase over second quarter 2021 levels, supported predominantly by higher oil price realizations and also slightly higher oil volumes. Denbury's third quarter 2021 average pre-hedge realized oil price was $68.88 per barrel ("Bbl"), which was $1.75 per Bbl below NYMEX WTI oil prices, consistent with the Company's guidance. As compared to the second quarter of 2021, the Company's average oil differential widened from the $1.32 per Bbl below NYMEX WTI last quarter, primarily as a result of Gulf Coast crudes in comparison to WTI.

Denbury's oil and natural gas sales volumes averaged 49,682 barrels of oil equivalent per day ("BOE/d") during the third quarter of 2021. In comparison to the second quarter 2021, third quarter sales volumes were up 1% primarily attributable to the Wind River Basin properties, Oyster Bayou performance, and non-tertiary sales at Conroe Field. Oil represented 97% of the Company's third quarter 2021 volumes, and approximately 25% of the Company's oil was attributable to the injection of industrial-sourced CO_2 in its EOR operations, resulting in carbon-negative or blue oil.

Lease operating expenses ("LOE") in the third quarter of 2021 totaled $117 million, or $25.50 per BOE, in line with expectations. On a per BOE basis, LOE expense increased approximately 3% from the second quarter of 2021 due in part to higher power and fuel, contract labor, and workover costs.

Transportation and marketing expenses for the quarter totaled $6 million, an improvement of $3 million from the second quarter of 2021, primarily as a result of a change in transportation and marketing arrangements for certain of the Company's Rocky Mountain region oil volumes.

General and administrative expenses were $15 million in the third quarter of 2021, in line with expectations and consistent with the second quarter of 2021. Depletion, depreciation, and amortization ("DD&A") was also in line with expectations at $38 million, or $8.25 per BOE for the quarter.

Commodity derivatives expense totaled $42 million in the third quarter of 2021. Cash payments on hedges that settled in the third quarter of 2021 totaled $78 million, offset by a $36 million noncash gain representing mark-to-market changes in the value of the Company's hedging portfolio. No new hedges were added by the Company during the third quarter of 2021.

Other income for the third quarter of 2021 included a $7 million gain related to the sale of non-producing Houston-area surface acreage outside of the Company's planned development area.

The Company's effective tax rate for the third quarter of 2021 was negligible, as virtually all of the tax expense/benefit generated is currently fully offset by a change in valuation allowance on its federal and state deferred tax assets.

CAPITAL EXPENDITURES

Third quarter 2021 development capital expenditures totaled nearly $100 million, bringing year to-date capital expenditures to a total of $174 million. Approximately 60% of the third quarter total was dedicated to the CCA tertiary project, including the Greencore CO_2 Pipeline extension, the infield CCA distribution system installation, and field work to begin converting water injection wells to CO_2 injection. The Greencore CO_2 Pipeline extension project is running ahead of schedule, and completion is now anticipated before the end of November 2021. Initial CO_2 injection into CCA is expected in the first quarter of 2022, with production response estimated to commence in the second half of 2023.

Also during the quarter, the Company completed drilling and injection work at the Oyster Bayou A1 CO_2 development expansion in the Gulf Coast. In addition, the Company drilled a horizontal infield development well at Coral Creek in the Cedar Creek Anticline area of the Rocky Mountain region. Production response from these projects commenced late in the third quarter of 2021.

GUIDANCE

Development capital expenditures for the fourth quarter of the year are expected between $75 million and $95 million, with the full year unchanged at a range of $250 million to $270 million. Planned fourth quarter capital expenditures include the completion of the Greencore CO_2 Pipeline extension and CCA CO_2 infield distribution system, as well as additional field development activities. For the fourth quarter of 2021, LOE per BOE is anticipated to be consistent with the unit rate in the third quarter and sales volumes are anticipated to average nearly 50,000 BOE/d.

Additional fourth quarter guidance details are available in the Company's supplemental third quarter 2021 earnings presentation, which is available in the Investor Relations section of the Company's website, www.denbury.com.

CONFERENCE CALL AND WEBCAST INFORMATION

Denbury will host a conference call and webcast to review and discuss its results and outlook today, Thursday, November 4, at 11:00 a.m. Central Time. Additionally, Denbury will post presentation materials on its website before market open today. The presentation webcast will be available, both live and for replay, on the Investor Relations page of the Company's website at www.denbury.com.

Individuals who would like to participate in the conference call should dial the following numbers shortly before the scheduled start time: 877.705.6003 or 201.493.6725 with conference number 13696090.

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

#   #   #

This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties including estimated 2021 production, capital expenditures, and costs, the timing of completion of the Greencore pipeline extension to CCA, and results of ongoing negotiations of CCUS transport and storage arrangements, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Brad Whitmarsh, Executive Director, Investor Relations, 972.673.2020, brad.whitmarsh@denbury.com
Susan James, Manager, Investor Relations, 972.673.2593, susan.james@denbury.com

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

References below to "Successor" refer to the new Denbury reporting entity after the Company's emergence from bankruptcy on September 18, 2020, and references to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy. The following tables include selected unaudited financial and operational information for the Successor three and nine-month periods ended September 30, 2021, Successor period from September 19, 2020 through September 30, 2020, Predecessor periods from July 1, 2020 through September 18, 2020 and January 1, 2020 through September 18, 2020, and certain Combined information for the three and nine months ended September 30, 2020, in order to assist investors in understanding the comparability of the Company's financial and operational results for the applicable periods. All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reporting earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

In thousands, except per-share data	Quarter Ended Sept. 30, 2021 Successor	Quarter Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Sept. 30, 2020 Successor	Period from July 1, 2020 through Sept. 18, 2020 Predecessor
Revenues and other income				
Oil sales	$ 305,093	$ 174,447	$ 22,311	$ 152,136
Natural gas sales	3,361	964	10	954
CO_2 sales and transportation fees	12,237	7,484	967	6,517
Oil marketing revenues	12,593	3,483	151	3,332
Other income	10,451	7,191	94	7,097
Total revenues and other income	343,735	193,569	23,533	170,036
Expenses				
Lease operating expenses	116,536	71,192	11,484	59,708
Transportation and marketing expenses	5,985	9,499	1,344	8,155
CO_2 operating and discovery expenses	1,963	1,197	242	955
Taxes other than income	24,154	15,546	2,073	13,473
Oil marketing purchases	11,940	3,427	139	3,288
General and administrative expenses	15,388	16,748	1,735	15,013
Interest, net of amounts capitalized of $1,249, $4,887, $183 and $4,704, respectively	669	8,038	334	7,704
Depletion, depreciation, and amortization	37,691	41,600	5,283	36,317
Commodity derivatives expense (income)	41,745	574	(4,035)	4,609
Write-down of oil and natural gas properties	—	261,677	—	261,677
Restructuring items, net	—	849,980	—	849,980
Other expenses	4,553	24,248	2,164	22,084
Total expenses	260,624	1,303,726	20,763	1,282,963
Income (loss) before income taxes	83,111	(1,110,157)	2,770	(1,112,927)
Income tax provision (benefit)				
Current income taxes	350	(1,445)	6	(1,451)
Deferred income taxes	53	(302,350)	6	(302,356)
Net income (loss)	$ 82,708	$ (806,362)	$ 2,758	$ (809,120)
Net income (loss) per common share				
Basic	$ 1.62		$ 0.06	$ (1.63)
Diluted	$ 1.51		$ 0.06	$ (1.63)
Weighted average common shares outstanding				
Basic	51,094		50,000	497,398
Diluted	54,714		50,000	497,398

(1) Combined results for the quarter ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should be not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter reported in accordance with GAAP.

In thousands, except per-share data	Nine Months Ended Sept. 30, 2021 Successor	Nine Months Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Sept. 30, 2020 Successor	Period from Jan. 1, 2020 through Sept. 18, 2020 Predecessor
Revenues and other income				
Oil sales	$ 818,714	$ 511,562	$ 22,311	$ 489,251
Natural gas sales	7,893	2,860	10	2,850
CO_2 sales and transportation fees	31,599	22,016	967	21,049
Oil marketing revenues	26,538	8,694	151	8,543
Other income	11,518	8,513	94	8,419
Total revenues and other income	896,262	553,645	23,533	530,112
Expenses				
Lease operating expenses	308,731	261,755	11,484	250,271
Transportation and marketing expenses	22,304	28,508	1,344	27,164
CO_2 operating and discovery expenses	4,487	2,834	242	2,592
Taxes other than income	65,499	45,604	2,073	43,531
Oil marketing purchases	25,763	8,538	139	8,399
General and administrative expenses	62,821	50,257	1,735	48,522
Interest, net of amounts capitalized of $3,500, $23,068, $183 and $22,885, respectively	3,457	48,601	334	48,267
Depletion, depreciation, and amortization	113,522	193,876	5,283	188,593
Commodity derivatives expense (income)	330,152	(106,067)	(4,035)	(102,032)
Gain on debt extinguishment	—	(18,994)	—	(18,994)
Write-down of oil and natural gas properties	14,377	996,658	—	996,658
Restructuring items, net	—	849,980	—	849,980
Other expenses	9,913	38,032	2,164	35,868
Total expenses	961,026	2,399,582	20,763	2,378,819
Income (loss) before income taxes	(64,764)	(1,845,937)	2,770	(1,848,707)
Income tax provision (benefit)				
Current income taxes	(101)	(7,254)	6	(7,260)
Deferred income taxes	(34)	(408,863)	6	(408,869)
Net income (loss)	$ (64,629)	$ (1,429,820)	$ 2,758	$ (1,432,578)
Net income (loss) per common share				
Basic	$ (1.27)		$ 0.06	$ (2.89)
Diluted	$ (1.27)		$ 0.06	$ (2.89)
Weighted average common shares outstanding				
Basic	50,807		50,000	495,560
Diluted	50,807		50,000	495,560

(1) Combined results for the nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should be not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the nine months ended September 30, 2020 reported in accordance with GAAP.

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands	Quarter Ended Sept. 30, 2021 Successor	Quarter Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Sept. 30, 2020 Successor	Period from July 1, 2020 through Sept. 18, 2020 Predecessor
Cash flows from operating activities				
Net income (loss)	$ 82,708	$ (806,362)	$ 2,758	$ (809,120)
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Noncash reorganization items, net	—	810,909	—	810,909
Depletion, depreciation, and amortization	37,691	41,600	5,283	36,317
Write-down of oil and natural gas properties	—	261,677	—	261,677
Deferred income taxes	53	(302,350)	6	(302,356)
Stock-based compensation	2,556	571	—	571
Commodity derivatives expense (income)	41,745	574	(4,035)	4,609
Receipt (payment) on settlements of commodity derivatives	(77,670)	17,789	6,660	11,129
Debt issuance costs and discounts	685	1,764	114	1,650
Gain from asset sales and other	(7,055)	(6,404)	—	(6,404)
Other, net	(3,163)	9,074	589	8,485
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	(4,067)	3,049	38,537	(35,488)
Trade and other receivables	3,769	(4,815)	1,366	(6,181)
Other current and long-term assets	6,043	6,000	705	5,295
Accounts payable and accrued liabilities	20,192	36,213	(7,980)	44,193
Oil and natural gas production payable	2,944	4,361	(11,064)	15,425
Other liabilities	(2,412)	(143)	(29)	(114)
Net cash provided by operating activities	104,019	73,507	32,910	40,597
Cash flows from investing activities				
Oil and natural gas capital expenditures	(59,630)	(21,810)	(2,125)	(19,685)
Acquisitions of oil and natural gas properties	(116)	(1)	(1)	—
Pipelines and plants capital expenditures	(14,272)	(645)	(6)	(639)
Net proceeds from sales of oil and natural gas properties and equipment	597	1,231	880	351
Other	9,956	12,544	(308)	12,852
Net cash used in investing activities	(63,465)	(8,681)	(1,560)	(7,121)
Cash flows from financing activities				
Bank repayments	(212,000)	(380,000)	(55,000)	(325,000)
Bank borrowings	177,000	200,000	—	200,000
Interest payments treated as a reduction of debt	—	(3,911)	—	(3,911)
Cash paid in conjunction with debt repurchases	—	—	—	—
Costs of debt financing	—	(12,183)	—	(12,183)
Pipeline financing repayments	(17,166)	(44,831)	(54)	(44,777)
Other	309	(133)	—	(133)
Net cash provided by (used in) financing activities	(51,857)	(241,058)	(55,054)	(186,004)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(11,303)	(176,232)	(23,704)	(152,528)
Cash, cash equivalents, and restricted cash at beginning of period	59,765	247,642	95,114	247,642
Cash, cash equivalents, and restricted cash at end of period	$ 48,462	$ 71,410	$ 71,410	$ 95,114

(1) Combined results for the quarter ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should be not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter reported in accordance with GAAP.

In thousands	Nine Months Ended Sept. 30, 2021 Successor	Nine Months Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	Period from Sept. 19, 2020 through Sept. 30, 2020 Successor	Period from Jan. 1, 2020 through Sept. 18, 2020 Predecessor
Cash flows from operating activities				
Net income (loss)	$ (64,629)	$ (1,429,820)	$ 2,758	$ (1,432,578)
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Noncash reorganization items, net	—	810,909	—	810,909
Depletion, depreciation, and amortization	113,522	193,876	5,283	188,593
Write-down of oil and natural gas properties	14,377	996,658	—	996,658
Deferred income taxes	(34)	(408,863)	6	(408,869)
Stock-based compensation	22,788	4,111	—	4,111
Commodity derivatives expense (income)	330,152	(106,067)	(4,035)	(102,032)
Receipt (payment) on settlements of commodity derivatives	(179,466)	88,056	6,660	81,396
Gain on debt extinguishment	—	(18,994)	—	(18,994)
Debt issuance costs and discounts	2,055	11,685	114	11,571
Gain from asset sales and other	(7,026)	(6,723)	—	(6,723)
Other, net	(2,448)	7,751	589	7,162
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	(52,948)	65,112	38,537	26,575
Trade and other receivables	(1,809)	(20,977)	1,366	(22,343)
Other current and long-term assets	7,337	1,448	705	743
Accounts payable and accrued liabilities	47,484	(24,082)	(7,980)	(16,102)
Oil and natural gas production payable	23,168	(17,856)	(11,064)	(6,792)
Other liabilities	(4,966)	94	(29)	123
Net cash provided by operating activities	247,557	146,318	32,910	113,408
Cash flows from investing activities				
Oil and natural gas capital expenditures	(113,041)	(101,707)	(2,125)	(99,582)
Acquisitions of oil and natural gas properties	(10,927)	(1)	(1)	—
Pipelines and plants capital expenditures	(19,123)	(11,607)	(6)	(11,601)
Net proceeds from sales of oil and natural gas properties and equipment	19,053	42,202	880	41,322
Other	5,797	12,439	(308)	12,747
Net cash used in investing activities	(118,241)	(58,674)	(1,560)	(57,114)
Cash flows from financing activities				
Bank repayments	(697,000)	(606,000)	(55,000)	(551,000)
Bank borrowings	627,000	691,000	—	691,000
Interest payments treated as a reduction of debt	—	(46,417)	—	(46,417)
Cash paid in conjunction with debt repurchases	—	(14,171)	—	(14,171)
Costs of debt financing	—	(12,482)	—	(12,482)
Pipeline financing repayments	(50,676)	(51,846)	(54)	(51,792)
Other	(2,426)	(9,363)	—	(9,363)
Net cash provided by (used in) financing activities	(123,102)	(49,279)	(55,054)	5,775
Net increase (decrease) in cash, cash equivalents, and restricted cash	6,214	38,365	(23,704)	62,069
Cash, cash equivalents, and restricted cash at beginning of period	42,248	33,045	95,114	33,045
Cash, cash equivalents, and restricted cash at end of period	$ 48,462	$ 71,410	$ 71,410	$ 95,114

(1) Combined results for the nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should be not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the nine months ended September 30, 2020 reported in accordance with GAAP.

DENBURY INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except par value and share data		Sept. 30, 2021		Dec. 31, 2020
Assets				
Current assets				
Cash and cash equivalents	$	1,783	$	518
Restricted cash		—		1,000
Accrued production receivable		144,370		91,421
Trade and other receivables, net		20,867		19,682
Derivative assets		—		187
Prepaids		10,872		14,038
Total current assets		177,892		126,846
Property and equipment				
Oil and natural gas properties (using full cost accounting)				
Proved properties		1,011,545		851,208
Unevaluated properties		108,258		85,304
CO_2 properties		188,752		188,288
Pipelines		193,669		133,485
Other property and equipment		94,763		86,610
Less accumulated depletion, depreciation, amortization and impairment		(151,844)		(41,095)
Net property and equipment		1,445,143		1,303,800
Operating lease right-of-use assets		18,253		20,342
Intangible assets, net		90,533		97,362
Other assets		80,444		86,408
Total assets	$	1,812,265	$	1,634,758
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	211,894	$	112,671
Oil and gas production payable		69,717		49,165
Derivative liabilities		193,015		53,865
Current maturities of long-term debt		17,332		68,008
Operating lease liabilities		3,338		1,350
Total current liabilities		495,296		285,059
Long-term liabilities				
Long-term debt, net of current portion		—		70,000
Asset retirement obligations		243,184		179,338
Derivative liabilities		16,435		5,087
Deferred tax liabilities, net		1,241		1,274
Operating lease liabilities		17,362		19,460
Other liabilities		25,954		20,872
Total long-term liabilities		304,176		296,031
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $.001 par value, 250,000,000 shares authorized; 50,120,895 and 49,999,999 shares issued, respectively		50		50
Paid-in capital in excess of par		1,128,030		1,104,276
Accumulated deficit		(115,287)		(50,658)
Total stockholders' equity		1,012,793		1,053,668
Total liabilities and stockholders' equity	$	1,812,265	$	1,634,758

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended September 30,		Nine Months Ended September 30,	
	2021	2020	2021	2020
Average daily sales (BOE/d)				
Tertiary				
Gulf Coast region	24,336	25,776	24,432	26,971
Rocky Mountain region	9,033	7,718	8,337	7,586
Total tertiary sales	33,369	33,494	32,769	34,557
Non-tertiary				
Gulf Coast region	3,763	3,728	3,600	4,161
Rocky Mountain region	12,550	12,464	12,363	13,221
Total non-tertiary sales	16,313	16,192	15,963	17,382
Total Company				
Oil (Bbls/d)	48,145	48,334	47,276	50,619
Natural gas (Mcf/d)	9,222	8,110	8,739	7,916
BOE/d (6:1)	49,682	49,686	48,732	51,939
Unit sales price (excluding derivative settlements)				
Gulf Coast region				
Oil (per Bbl)	$ 68.86	$ 39.49	$ 63.47	$ 37.70
Natural gas (per mcf)	4.45	2.07	3.59	1.85
Rocky Mountain region				
Oil (per Bbl)	$ 68.91	$ 38.85	$ 63.39	$ 35.66
Natural gas (per mcf)	3.64	0.38	3.11	0.67
Total Company				
Oil (per Bbl)[1]	$ 68.88	$ 39.23	$ 63.44	$ 36.88
Natural gas (per mcf)	3.96	1.29	3.31	1.32
BOE (6:1)	67.48	38.37	62.13	36.15

(1) Total company realized oil prices including derivative settlements were $51.35 per Bbl and $43.23 per Bbl during the three months ended September 30, 2021 and 2020, respectively, and $49.53 per Bbl and $43.23 per Bbl during the nine months ended September 30, 2021 and 2020, respectively.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Quarter Ended September 30, 2021		Quarter Ended September 30, 2020
	Successor		Combined (Non-GAAP)[1]
In thousands, except per-share data	Amount	Per Diluted Share	Amount
Net income (loss) (GAAP measure)[2]	$ 82,708	$ 1.51	$ (806,362)
Adjustments to reconcile to adjusted net income (non-GAAP measure)			
Noncash fair value losses (gains) on commodity derivatives[3]	(35,925)	(0.66)	18,363
Reorganization items, net[4]	—	—	849,980
Write-down of oil and natural gas properties[5]	—	—	261,677
Accelerated depreciation charge[6]	—	—	1,791
Expense associated with restructuring[9]	—	—	16,232
Delhi Field insurance reimbursements[10]	—	—	(15,402)
Noncash fair value adjustment - contingent consideration[11]	436	0.01	—
Other[12]	(6,859)	(0.12)	1,013
Estimated income taxes on above adjustments to net loss and other discrete tax items[14]	—	—	(307,344)
Adjusted net income (non-GAAP measure)	$ 40,360	$ 0.74	$ 19,948

	Nine Months Ended September 30, 2021		Nine Months Ended September 30, 2020
	Successor		Combined (Non-GAAP)[1]
In thousands, except per-share data	Amount	Per Diluted Share	Amount
Net loss (GAAP measure)[2]	$ (64,629)	$ (1.27)	$ (1,429,820)
Adjustments to reconcile to adjusted net income (non-GAAP measure)			
Noncash fair value losses (gains) on commodity derivatives[3]	150,686	2.82	(18,011)
Reorganization items, net[4]	—	—	849,980
Write-down of oil and natural gas properties[5]	14,377	0.27	996,658
Accelerated depreciation charge[6]	—	—	39,159
Gain on debt extinguishment[7]	—	—	(18,994)
Severance-related expense included in general and administrative expenses[8]	—	—	2,361
Expense associated with restructuring[9]	—	—	24,107
Delhi Field insurance reimbursements[10]	—	—	(15,402)
Noncash fair value adjustment - contingent consideration[11]	2,076	0.04	—
Other[12]	(6,534)	(0.12)	3,623
Adjustments to reconcile effect of dilutive securities[13]	—	0.06	—
Estimated income taxes on above adjustments to net loss and other discrete tax items[14]	—	—	(418,655)
Adjusted net income (non-GAAP measure)	$ 95,976	$ 1.80	$ 15,006

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability

adjustments, certain results of operations of the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide more meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended September 30, 2020 reported in accordance with GAAP.

(2) Diluted net income (loss) per common share includes the impact of potentially dilutive securities including nonvested restricted stock units and warrants during the Successor period and includes nonvested restricted stock, nonvested performance-based equity awards, and shares into which the Predecessor's previous convertible senior notes were convertible.

(3) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(4) Reorganization items, net represent (a) expenses incurred subsequent to the filing petition for Chapter 11 as a direct result of the prepackaged joint plan of reorganization, (b) gains or losses from liabilities settled, and (c) fresh start accounting adjustments.

(5) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(6) Accelerated depreciation related to impaired unevaluated properties that were transferred to the full cost pool.

(7) Gain on debt extinguishment related to the Company's 2020 open market repurchases.

(8) Severance-related expense associated with the Company's May-2020 involuntary workforce reduction.

(9) Expenses related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness.

(10) Insurance reimbursements associated with a 2013 incident at Delhi Field.

(11) Expense related to the change in fair value of the contingent consideration payments related to our March 2021 Wind River Basin CO_2 EOR field acquisition.

(12) Other adjustments primarily include: (a) for the three months ended September 30, 2021, $7.0 million gain on land sales, (b) for the three months ended September 30, 2020, $5.9 million gain on land sales, $4.2 million write-off of trade receivables, $2.2 million of expense associated with the Delta-Tinsley CO_2 pipeline incident and $0.5 million of expense associated with the helium supply contract ruling. The nine months ended September 30, 2021 were impacted by a $0.3 million write-off of trade receivables during the three months ended March 31, 2021, and the nine months ended September 30, 2020 were further impacted by $1.6 million of expense associated with the Delta-Tinsley CO_2 pipeline incident and $1.0 million of expense associated with the helium supply contract ruling.

(13) Represents the impact to the per-share calculation using weighted average dilutive shares of 53.4 million during the nine months ended September 30, 2021 as a result of the adjustments to the Company's net loss (GAAP measure) to derive adjusted net income (non-GAAP measure).

(14) The estimated income tax impacts on adjustments to net income for the nine months ended September 30, 2020 are computed based upon a rate of 25% applied to income before tax, which incorporates discrete tax adjustments primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, valuation allowances, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net income (loss) to Adjusted EBITDAX.

In thousands	Quarter Ended Sept. 30, 2021 Successor	Quarter Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	Nine Months Ended Sept. 30, 2021 Successor	Nine Months Ended Sept. 30, 2020 Combined (Non-GAAP)[1]
Net income (loss) (GAAP measure)	$ 82,708	$ (806,362)	$ (64,629)	$ (1,429,820)
Adjustments to reconcile to Adjusted EBITDAX				
Interest expense	669	8,038	3,457	48,601
Income tax expense (benefit)	403	(303,795)	(135)	(416,117)
Depletion, depreciation, and amortization	37,691	41,600	113,522	193,876
Noncash fair value losses (gains) on commodity derivatives	(35,925)	18,363	150,686	(18,011)
Stock-based compensation	2,556	571	22,788	4,111
Gain on debt extinguishment	—	—	—	(18,994)
Write-down of oil and natural gas properties	—	261,677	14,377	996,658
Reorganization items, net	—	849,980	—	849,980
Severance-related expense	—	954	476	3,315
Noncash, non-recurring and other	(7,515)	22,419	(5,586)	35,014
Adjusted EBITDAX (non-GAAP measure)[2]	$ 80,587	$ 93,445	$ 234,956	$ 248,613

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations of the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide more meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended September 30, 2020 reported in accordance with GAAP.

(2) Excludes pro forma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less reorganization items settled in cash, interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in sales volumes, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

In thousands	Quarter Ended Sept. 30, 2021 Successor		Quarter Ended Sept. 30, 2020 Combined (Non-GAAP)[1]		Nine Months Ended Sept. 30, 2021 Successor		Nine Months Ended Sept. 30, 2020 Combined (Non-GAAP)[1]	
Cash flows from operations (GAAP measure)	$	104,019	$	73,507	$	247,557	$	146,318
Net change in assets and liabilities relating to operations		(26,469)		(44,665)		(18,266)		(3,739)
Adjusted cash flows from operations (non-GAAP measure)[2]		77,550		28,842		229,291		142,579
Reorganization items settled in cash		—		39,071		—		39,071
Interest on notes treated as debt reduction		—		(3,911)		—		(46,417)
Development capital expenditures		(99,640)		(17,522)		(173,821)		(77,566)
Capitalized interest		(1,249)		(4,887)		(3,500)		(23,068)
Free cash flow (deficit) (non-GAAP measure)	$	(23,339)	$	41,593	$	51,970	$	34,599

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations of the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide more meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended September 30, 2020 reported in accordance with GAAP.

(2) Adjusted cash flow from operations for the three and nine months ended September 30, 2021 includes $2.5 million of nonrecurring accrued litigation. If these amounts were removed, adjusted cash flow from operations would have been $80.1 million and $231.8 million for the three and nine months ended September 30, 2021, respectively.

DENBURY INC.
CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Quarter Ended September 30,		Nine Months Ended September 30,	
In thousands	2021	2020	2021	2020
Capital expenditure summary				
Tertiary and non-tertiary fields	$ 52,083	$ 8,511	$ 102,640	$ 41,679
Capitalized internal costs[2]	7,854	8,351	22,639	26,695
Oil and natural gas capital expenditures	59,937	16,862	125,279	68,374
CCA CO_2 pipeline	39,703	660	48,542	9,192
Development capital expenditures	99,640	17,522	173,821	77,566
Acquisitions of oil and natural gas properties[3]	116	15	10,927	95
Capital expenditures, before capitalized interest	99,756	17,537	184,748	77,661
Capitalized interest	1,249	4,887	3,500	23,068
Capital expenditures, total	$ 101,005	$ 22,424	$ 188,248	$ 100,729

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(3) Primarily consists of working interest positions in the Wind River Basin enhanced oil recovery fields acquired on March 3, 2021.